IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IndyMac MBS, Inc.
(Exact Name of Registrant as Specified in Charter)

0001090295
(Registrant CIK Number)

Form 8-K for August 3, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-116470
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on August 3, 2004.

INDYMAC, MBS, INC.

By: Victor H. Woodworth

Victor H. Woodworth
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY Greenwich Capital Markets, Inc.

for

IndyMac MBS, INC.

Mortgage Pass-Through Certificates, Series 2004-AR5

IndyMac INDX Mortgage Loan Trust 2004-AR5
Mortgage Pass-Through Certificates, Series 2004-AR5

Preliminary Marketing Materials

$1,159,427,100 (Approximate)

IndyMac MBS, Inc.
Depositor

IndyMac Bank®
Seller and Master Servicer

RBS Greenwich Capital
Underwriter

Preliminary Term Sheet ***Date Prepared: July 28, 2004***

IndyMac INDX Mortgage Loan Trust 2004-AR5
Mortgage Pass-Through Certificates, Series 2004-AR5

$1,159,427,100 (Approximate, Subject to +/- 10% Variance)

Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Amount (Approx) (1)	WAL (Yrs) Call/ Mat(2)	Pmt Window (Mths) Call/ Mat(2)	Interest Rate Type	Tranche Type	Expected Ratings S&P/Moody's
1-A-1	$350,000,000	3.63/3.98	1-113/1-359	Floater (3)	Senior Floater	AAA/Aaa
2-A-1A	$343,338,000	3.63/3.98	1-113/1-359	Floater (3)	Senior Floater	AAA/Aaa
2-A-1B	$295,000,000	3.63/3.98	1-113/1-359	Floater (3)	Senior Floater	AAA/Aaa
2-A-2	$112,648,000	3.63/3.98	1-113/1-359	Floater (3)	Senior Mezz Floater	AAA/Aaa
A-X-1(4)	Notional	N/A	N/A	Variable	Senior/NAS IO	AAA/Aaa
A-X-2(5)	Notional	Not Marketed Hereby		Variable	Senior/WAC IO/PO	AAA/Aaa
A-R	$100	Not Marketed Hereby		Variable	Senior/Residual	AAA/Aaa
B-1	33,058,000	6.19/6.96	1-113/1-359	Floater (6)	Subordinate Floater	AA/Aa2
B-2	15,939,000	6.19/6.96	1-113/1-359	Floater (6)	Subordinate Floater	A/A2
B-3	9,444,000	6.19/6.96	1-113/1-359	Floater (6)	Subordinate Floater	BBB/Baa2
B-4	8,264,000	Privately Offered Certificates			Subordinate Floater	BB/Ba2
B-5	7,084,000				Subordinate Floater	B/NR
B-6	5,908,137				Subordinate Floater	NR/NR
Total	**$1,180,683,237**					

(1) *Distributions on the Class 1-A-1 Certificates will be derived primarily from a pool of conforming balance adjustable-rate mortgage loans ("**Group 1 Mortgage Loans**"). Distributions on the Class 2-A-1A, Class 2-A-1B and Class 2-A-2 Certificates will be derived primarily from a pool of conforming and non-conforming balance adjustable-rate mortgage loans ("**Group 2 Mortgage Loans**"). Distributions on the Subordinate Certificates will be derived from the Group 1 Mortgage Loans and Group 2 Mortgage Loans. Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.*

(2) *The WAL and Payment Window for the Class 1-A-1, Class 2-A-1A, Class 2-A-1B, Class 2-A-2, Class B-1, Class B-2 and Class B-3 Certificates are shown to the first possible Optional Call Date and to maturity.*

(3) *On each Distribution Date, the Certificate Interest Rate for the Class 1-A-1, Class 2-A-1A, Class 2-A-1B and Class 2-A-2 Certificates will be equal to the lesser of (i) One-Month LIBOR plus the related margin (which margin doubles after the first possible Optional Call Date) and (ii) the related Net WAC Cap.*

(4) *The Class A-X-1 Certificates will consist of two interest only components each of which is related to a specific group of Mortgage Loans. The notional balance of the Class A-X-1 Certificates immediately prior to any Distribution Date is equal to the sum of the notional balances of such components. The notional balance of the Class A-X-1 group 1 component immediately prior to any Distribution Date is equal to the lesser of (i) the amount specified for such Distribution Date on the Class A-X-1 group 1 component notional balance schedule described herein and (ii) the aggregate principal balance of the Class 1-A-1 Certificates immediately prior to such Distribution Date. The notional balance of the Class A-X-1 group 2 component immediately prior to any Distribution Date is equal to the lesser of (i) the amount specified for such Distribution Date on the Class A-X-1 group 2 component notional balance schedule described herein and (ii) the aggregate principal balance of the Class 2-A-1A, Class 2-A-1B and Class 2-A-2 Certificates immediately prior to such Distribution Date. Beginning on the Distribution Date in March 2008, the notional balance of the Class A-X-1 Certificates immediately prior to a Distribution Date will be equal to zero. The Certificate Interest Rate for the Class A-X-1 Certificates will be equal to 0.80%. Principal will not be distributed on the Class A-X-1 Certificates.*

(5) *The Class A-X-2 Certificates will consist of one interest only component and two principal only components each related to a specific group of Mortgage Loans. The interest only component will have a notional balance equal to the aggregate principal balance of the Mortgage Loans. It will accrue interest on its notional balance on each Distribution Date at a Certificate Interest Rate equal to the excess of (i) the weighted average of the Net Mortgage Rates of the Mortgage Loans over (ii) the weighted average of the Certificate Interest Rates of the Certificates (other than the Class A-X-2 Certificates) adjusted for the related interest accrual period, multiplied by a fraction, the numerator of which is the aggregate principal balance of the Certificates (other than the Class A-X-2 Certificates) immediately prior to such Distribution Date and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the first day of the month prior to such Distribution Date. The principal only components of the Class A-X-2 Certificates will each have an initial principal balance equal to zero, which principal balance will be increased to the extent of any Net Deferred Interest from the related group of Mortgage Loans allocated to the related principal only component of the Class A-X-2 Certificates, as described herein.*

(6) *For each Distribution Date, the Certificate Interest Rate for the Class B-1, Class B-2 and Class B-3 Certificates will be equal to the lesser of (i) One-Month LIBOR plus the related margin (in each case, which margin will be multiplied by 1.5 after the first possible Optional Call Date), and (ii) the related Net WAC Cap.*

Depositor:	IndyMac MBS, Inc.
Underwriter:	Greenwich Capital Markets, Inc.
Seller and Master Servicer:	IndyMac Bank, F.S.B.
Trustee:	Deutsche Bank National Trust Company.
Rating Agencies:	S&P and Moody's will rate the Offered Certificates as specified on the prior page.
Cut-off Date:	August 1, 2004.
Expected Pricing Date:	July 27, 2004.
Closing Date:	On or about August 5, 2004.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in September 2004.
Certificates:	The "***Senior Certificates***" will consist of the Class 1-A-1, Class 2-A-1A, Class 2-A-1B, Class 2-A-2, Class A-X-1 and Class A-X-2 Certificates (collectively the "***Class A Certificates***"), and Class A-R Certificate. The Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates will be referred to herein as the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***." The Class 1-A-1, Class 2-A-1A, Class 2-A-1B, Class 2-A-2 Certificates and the Subordinate Certificates are referred to herein as the "***LIBOR Certificates***". The Senior Certificates and the Class B-1, Class B-2 and Class B-3 Certificates (the "***Offered Certificates***") are being offered publicly.
Accrued Interest:	The price to be paid by investors for the LIBOR Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class A-X-1 and Class A-X-2 will include [4] days of accrued interest.

Interest Accrual Period: The interest accrual period for the Class 2-A-1A and Class 2-A-2 Certificates will be the period beginning with the 25th day of the month prior to such Distribution Date (or in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month of such Distribution Date (on a 30/360 basis) The interest accrual period with respect to the Class 1-A-1, Class 2-A-1B, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates for a given Distribution Date will be the period beginning with the prior Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an Actual/360 basis). The interest accrual period for the Class A-R, Class A-X-1 and Class A-X-2 Certificates will be the calendar month prior to such Distribution Date (on a 30/360 basis).

Registration: The Offered Certificates (other than the Class A-R Certificates) will be made available in book-entry form through DTC. The Offered Certificates will, upon request, be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.

Federal Tax Treatment: It is anticipated that a portion of the Class A Certificates and Subordinate Certificates will be treated as REMIC regular interests for federal tax income purposes. The Class A-R Certificate will be treated as a REMIC residual interest for tax purposes.

ERISA Eligibility: The Class A Certificates and Class B-1, Class B-2 and Class B-3 Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Class A, Class B-1, Class B-2 or Class B-3 Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class A-R Certificate will not be ERISA eligible.

SMMEA Treatment: The Senior Certificates and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class B-2 and Class B-3 Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for an option to terminate the Offered Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Pricing Prepayment Speed: The LIBOR Certificates will be priced to a prepayment speed of 20% CPR.

Mortgage Loans: The "***Mortgage Loans***" consist of adjustable rate, first lien residential mortgage loans with original terms to maturity of 30 years. The Mortgage Loans accrue interest at a mortgage rate which adjusts monthly (after the initial fixed rate teaser period of one month) based upon an index rate of the 12-month moving average of the monthly yield on United States treasury securities adjusted to a constant maturity of one year (the "***MTA***"). After the one month initial fixed rate teaser period, the interest rate for each Mortgage Loan will adjust monthly to equal the sum of MTA and the related gross margin. None of the Mortgage Loans are subject to a periodic rate adjustment cap. All of the Mortgage Loans are subject to a maximum mortgage rate.

For each of the Mortgage Loans, the related borrower must make a minimum monthly payment which is subject to adjustment on a date specified in the mortgage note and annually on the same date thereafter, subject to the conditions that (i) the amount of the minimum monthly payment will not increase or decrease by an amount that is more than 7.50% of the last minimum monthly payment, (ii) as of the fifth anniversary of the first due date and on the same day every five years thereafter as well as the final payment adjustment date, the minimum monthly payment will be recast without regard to the limitation in clause (i) above to amortize fully the then unpaid principal balance over the remaining term to maturity and (iii) if the unpaid principal balance exceeds 110% of the original principal balance due to Deferred

Interest (the "***Negative Amortization Limit***"), the minimum monthly payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance over the remaining term to maturity.

Negative amortization on a Mortgage Loan will occur when the monthly payment made by the borrower is less than interest accrued at the current mortgage rate on the unpaid principal balance of the Mortgage Loan (such deficiency, "***Deferred Interest***"). The amount of the Deferred Interest is added to the unpaid principal balance of the Mortgage Loan.

The "***Group 1 Mortgage Loans***" consist of conforming balance adjustable rate, first lien residential mortgage loans with original terms to maturity of not more than 30 years. The "***Group 2 Mortgage Loans***" consist of conforming and non-conforming balance adjustable rate, first lien residential mortgage loans with original terms to maturity of not more than 30 years.

The aggregate principal balance of the mortgage loans as of the Cut-off Date is assumed to be approximately $1,180,683,237. The aggregate principal balance of the Mortgage Loans in Group 1 as of the Cut-off Date is assumed to be approximately $375,335,268. The aggregate principal balance of the Mortgage Loans in Group 2 as of the Cut-off Date is assumed to be approximately $805,347,969.

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [6.75]% total subordination.

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [3.95]% total subordination.

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [2.60]% total subordination.

Credit enhancement for the Class B-3 Certificates will consist of the subordination of the Class B-4, Class B-5 and Class B-6 Certificates, initially [1.80]% total subordination.

Shifting Interest: Until the Distribution Date occurring in September 2014, the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement percentage provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive increasing portions of unscheduled principal.

The unscheduled principal payment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
September 2004 – August 2014	0% Pro Rata Share
September 2014 – August 2015	30% Pro Rata Share
September 2015 – August 2016	40% Pro Rata Share
September 2016 – August 2017	60% Pro Rata Share
September 2017 – August 2018	80% Pro Rata Share
September 2018 and after	100% Pro Rata Share

However, if the credit enhancement percentage provided by the Subordinate Certificates has doubled from the initial credit enhancement percentage (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in September 2007, the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in September 2007, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Scheduled principal payments will be distributed pro rata to the Senior and Subordinate Certificates.

Any unscheduled principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage related to the loan group (aggregate principal balance of the related Senior Certificates, divided by the aggregate principal balance of the related Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the related Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the related Mortgage Loans as of the Cut-off Date), the related Senior Certificates will receive all unscheduled principal payments for the Mortgage Loans, regardless of any unscheduled principal payment percentages above.

Unscheduled principal will generally consist of the sum of (i) liquidation proceeds, recoveries, and other unscheduled amounts and (ii) the excess if any of voluntary prepayments over Deferred Interest.

Allocation of Realized Losses:

Any realized losses (inclusive of bankruptcy, special hazard and fraud losses) on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the related class principal balance has been reduced to zero; and *second*; to the Senior Certificates (other than the Class A-X-1 Certificates) as follows:

(a) any realized losses remaining on the Group 1 Mortgage Loans to the Class 1-A-1 Certificates and the group 1 principal only component of the Class A-X-2 Certificates, on a pro-rata basis until the related class principal balance or component principal balance has been reduced to zero.
(b) Any realized losses remaining on the Group 2 Mortgage Loans first, to the Class 2-A-2 Certificates until the related class principal balance has been reduced to zero and second, to the Class 2-A-1A Certificates, Class 2-A-1B Certificates and the group 2 principal only component of the Class A-X-2 Certificates, on a pro-rata basis until the related class principal balance or component principal balance has been reduced to zero.

Net Mortgage Rate:

The ***"Net Mortgage Rate"*** with respect to each Mortgage Loan is equal to the mortgage rate less the servicing fee rate (0.375%) and the trustee fee rate.

Net WAC Cap:

The ***"Net WAC Cap"*** for the Class 1-A-1 Certificates is equal to (x) the weighted average of the Net Mortgage Rates of the Group 1 Mortgage Loans less (y) the Certificate Interest Rate of the Class A-X-1 Certificates multiplied by a fraction equal to (i) the notional balance of the group 1 component of the Class A-X-1 Certificates immediately prior to such Distribution Date divided by (ii) the aggregate principal balance of the Class 1-A-1 Certificates immediately prior to such Distribution Date, in each case adjusted for the related interest accrual period.

The ***"Net WAC Cap"*** for the Class 2-A-1A, Class 2-A-1B and Class 2-A-2 Certificates is equal to (x) the weighted average of the Net Mortgage Rates of the Group 2 Mortgage Loans less (y) the Certificate Interest Rate of the Class A-X-1 Certificates multiplied by a fraction equal to (i) the notional balance of the group 2 component of the Class A-X-1 Certificates immediately prior to such Distribution Date divided by (ii) the aggregate principal balance of the Class 2-A-1A, Class 2-A-1B and Class 2-A-2 Certificates immediately prior to such Distribution Date, in each case adjusted for the related interest accrual period.

The ***"Net WAC Cap"*** for the Subordinate Certificates is equal to the weighted average of (x) the weighted average of the Net Mortgage Rates of the Group 1 Mortgage Loans and (y) the weighted average of the Net Mortgage Rates of the Group 2 Mortgage Loans, in each case weighted by the related group subordinate component principal balance, in each case adjusted for the related interest accrual period.

Carryover Shortfall Amount:

The LIBOR Certificates will be entitled to the payment of an amount equal to the sum of (i) the excess, if any, of (a) interest accrued at the Certificate Interest Rate for such Class (without giving effect to the Net WAC Cap) over (b) the amount of interest actually accrued on such Class and (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the Certificate Interest Rate for such Class without giving effect to the Net WAC Cap) (together, the "***Carryover Shortfall Amount***"). The Carryover Shortfall Amount will be paid only to the extent of interest otherwise distributable to the Class A-X-2 Certificates (after the reduction due to Net Deferred Interest allocable to the Class A-X-2 Certificates) and additionally only in the case of the Class 1-A-1 and Class 2-A-1A, Class 2-A-1B and Class 2-A-2 Certificates, amounts available from the related Yield Maintenance Agreement, on such Distribution Date or future Distribution Dates.

Net Deferred Interest:

The "***Net Deferred Interest***" for a Distribution Date is the excess, if any, of Deferred Interest for the related due period over voluntary principal prepayments for the related prepayment period.

Net Deferred Interest Allocable to the Certificates:

For any Distribution Date the aggregate amount of Net Deferred Interest will be allocated to the Certificates (other than the Class A-X-1 Certificates) as follows (in each case to the extent of current interest allocable to such Class of Certificates): First to the Class A-X-2 Certificates, then to the Class B-6 Certificates, then to the Class B-5 Certificates, then to the Class B-4 Certificates, then to the Class B-3 Certificates, then to the Class B-2 Certificates, then to the Class B-1 Certificates, and lastly to the Class 1-A-1, Class 2-A-1A, Class 2-A-1B and Class 2-A-2 Certificates on a pro rata basis (based on the Net Deferred Interest in the related loan group). The amount of current interest allocable to each Class of Certificates (other than the Class A-X-1 Certificates) will be reduced by the amount of Net Deferred Interest allocable to such Class of Certificates and such Net Deferred Interest will be added to the principal balance of such Class of Certificates (or added to the principal balance of the principal only component in the case of the Class A-X-2 Certificates).

Class A-X-1 Notional Balance Schedules:

Period	Group 1 Component Notional Balance	Group 2 Component Notional Balance
1	$350,000,000	$750,986,000
2	$336,318,469	$721,614,546
3	$323,135,871	$693,314,744
4	$310,434,140	$666,047,847
5	$298,195,861	$639,776,422
6	$286,404,245	$614,464,392
7	$275,043,110	$590,076,982
8	$264,096,861	$566,580,674
9	$253,550,462	$543,943,160
10	$243,389,374	$522,133,301
11	$233,599,682	$501,121,084
12	$224,167,924	$480,877,579
13	$215,081,124	$461,374,904
14	$206,326,774	$442,586,184
15	$197,892,819	$424,485,517
16	$189,767,640	$407,047,936
17	$181,940,037	$390,249,379
18	$174,399,217	$374,066,652
19	$167,134,775	$358,477,404
20	$160,136,683	$343,460,089
21	$153,395,276	$328,993,942
22	$147,335,005	$315,989,264
23	$141,504,207	$303,477,285
24	$135,894,391	$291,439,761
25	$130,497,373	$279,859,116
26	$125,305,272	$268,718,416
27	$120,310,491	$258,001,345
28	$115,505,714	$247,692,185
29	$110,883,891	$237,775,794
30	$106,438,231	$228,237,582
31	$102,162,189	$219,063,495
32	$98,049,462	$210,239,994
33	$94,093,978	$201,754,033
34	$90,289,886	$193,593,049
35	$86,631,550	$185,744,935
36	$83,113,541	$178,198,030
37	$79,730,627	$170,941,103
38	$76,796,161	$164,645,949
39	$73,969,061	$158,581,256
40	$71,245,419	$152,738,626
41	$68,621,468	$147,109,969
42	$66,093,576	$141,687,489
43 and thereafter	$0	$0

Yield Maintenance Agreements:

On the Closing Date, the Trustee will enter into three "***Yield Maintenance Agreements***", or "***YMAs***", with a counterparty (the "***Counterparty***") for the benefit of each of (i) the Class 1-A-1 Certificates, (ii) the Class 2-A-1A and Class 2-A-2 Certificates (with related YMA proceeds shared pro-rata based on class principal balance) and (iii) the Class 2-A-1B Certificates, respectively. The notional balance of each YMA for any Distribution Date is subject to a maximum equal to the aggregate principal balance of the related Class or Classes of Certificates immediately prior to such Distribution Date. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the specified strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 10.50%. Each Yield Maintenance Agreement will terminate after the Distribution Date in January 2015. Any payments received from the related Yield Maintenance Agreement will be used to pay Carryover Shortfall Amounts on (i) the Class 1-A-1 Certificates, (ii) the Class 2-A-1A and Class 2-A-2 Certificates (with related YMA proceeds shared pro-rata based on class principal balance) or (iii) the Class 2-A-1B Certificates, as applicable.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, from the related Mortgage Loans, *provided, however*, that any interest otherwise distributable with respect to the Class A-X-2 Certificates will be reduced to the extent necessary to pay any Carryover Shortfall Amount below (after giving effect to any Net Deferred Interest amount allocated to the interest only component of the Class A-X-2 Certificates);
2)
   a) from the Group 1 Mortgage Loans, to the Class A-R Certificates, Class 1-A-1 Certificates and group 1 principal-only component of the Class A-X-2 Certificates, sequentially, until the principal balance of such Class (or the related principal only component in the case of the Class A-X-2 Certificates) has been reduced to zero, up to the principal allocable for such classes;
   b) from the Group 2 Mortgage Loans, first, pro-rata to the Class 2-A-1A, Class 2-A-1B and Class 2-A-2 Certificates, until the aggregate principal balance of such Classes has been reduced to zero and second, to the group 2 principal-only component of the Class A-X-2 Certificates until the principal balance of the related principal only component of the Class A-X-2 Certificates has been reduced to zero, up to the principal allocable for such classes;
3) Class 1-A-1, Class 2-A-1A, Class 2-A-1B, Class 2-A-2 and Subordinate Certificates (on a pro rata basis), to pay any related Carryover Shortfall Amount, (after giving effect to payments received from their related YMA in the case of the Class 1-A-1. Class 2-A-1A, Class 2-A-1B and Class 2-A-2 Certificates) solely from amounts otherwise distributable with respect to the Class A-X-2 Certificates;
4) Class B-1 Certificates, accrued and unpaid interest at the Class B-1 Certificate Interest Rate;
5) Class B-1 Certificates, principal allocable to such Class;
6) Class B-2 Certificates, accrued and unpaid interest at the Class B-2 Certificate Interest Rate;
7) Class B-2 Certificates, principal allocable to such Class;
8) Class B-3 Certificates, accrued and unpaid interest at the Class B-3 Certificate Interest Rate;
9) Class B-3 Certificates, principal allocable to such Class;
10) Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
11) Class A-R Certificate, any remaining amount.

* The accrued and unpaid interest payable to a Class of Certificates on any Distribution Date will be reduced by the amount of any Net Deferred Interest allocated to such Class of Certificates on such Distribution Date.

** Under certain limited circumstances such as when (i) the aggregate principal balance of the Class A Certificates and principal only component related to a group have been reduced to zero or (ii) the aggregate principal balance of the Class A Certificates and principal only component related to a group are undercollateralized, principal and/or interest from a group will be used to make payments on the unrelated Class A Certificates and principal only component.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Effective Net WAC Cap(1)(2)

The Effective Net WAC Cap for the Class 1-A-1 Certificates will be equal to 10.50% for the second Distribution Date and every Distribution Date thereafter until the first possible Optional Call Date.

The Effective Net WAC Cap for the Class 2-A-1A, Class 2-A-1B, Class 2-A-2 Certificates will be equal to 10.50% for the second Distribution Date and every Distribution Date thereafter until the first possible Optional Call Date.

(1) Assumes MTA and One-Month LIBOR increase instantaneously to 20.00% and the cashflows are run to the first possible Optional Call Date at the pricing prepayment speed.
(2) Assumes proceeds from the related Yield Maintenance Agreement are included.

Weighted Average Life Tables [(1)]

Class 1-A-1 To Optional Call Date

	5 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	10.52	4.77	3.63	2.36	1.69
MDUR (yr)	9.03	4.40	3.40	2.26	1.63
First Prin Pay	1	1	1	1	1
Last Prin Pay	283	148	113	74	53

Class 1-A-1 To Maturity

	5 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	10.80	5.19	3.98	2.59	1.85
MDUR (yr)	9.20	4.71	3.68	2.45	1.77
First Prin Pay	1	1	1	1	1
Last Prin Pay	359	359	359	359	359

Class 2-A-1A To Optional Call Date

	5 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	10.49	4.77	3.63	2.36	1.69
MDUR (yr)	9.01	4.40	3.40	2.26	1.63
First Prin Pay	1	1	1	1	1
Last Prin Pay	283	148	113	74	53

Class 2-A-1A To Maturity

	5 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	10.77	5.18	3.98	2.59	1.85
MDUR (yr)	9.19	4.70	3.68	2.45	1.77
First Prin Pay	1	1	1	1	1
Last Prin Pay	359	359	359	359	359

Class 2-A-1B To Optional Call Date

	5 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	10.49	4.77	3.63	2.36	1.69
MDUR (yr)	9.01	4.40	3.40	2.26	1.63
First Prin Pay	1	1	1	1	1
Last Prin Pay	283	148	113	74	53

Class 2-A-1B To Maturity

	5 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	10.77	5.18	3.98	2.59	1.85
MDUR (yr)	9.19	4.70	3.68	2.45	1.77

First Prin Pay	1	1	1	1	1
Last Prin Pay	359	359	359	359	359

Class 2-A-2 To Optional Call Date

	5 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	10.49	4.77	3.63	2.36	1.69
MDUR (yr)	8.96	4.38	3.39	2.25	1.63
First Prin Pay	1	1	1	1	1
Last Prin Pay	283	148	113	74	53

Class 2-A-2 To Maturity

	5 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	10.77	5.18	3.98	2.59	1.85
MDUR (yr)	9.14	4.69	3.67	2.45	1.77
First Prin Pay	1	1	1	1	1
Last Prin Pay	359	359	359	359	359

Class B-1 To Optional Call Date

	5 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	15.66	8.09	6.19	4.40	3.38
MDUR (yr)	12.89	7.28	5.70	4.14	3.22
First Prin Pay	1	1	1	1	1
Last Prin Pay	283	148	113	74	53

Class B-1 To Maturity

	5 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	16.21	8.99	6.96	5.03	3.95
MDUR (yr)	13.21	7.92	6.28	4.67	3.72
First Prin Pay	1	1	1	1	1
Last Prin Pay	359	359	359	359	359

Weighted Average Life Tables (1)

Class B-2 To Optional Call Date

	5 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	15.66	8.09	6.19	4.40	3.38
MDUR (yr)	12.38	7.12	5.60	4.09	3.18
First Prin Pay	1	1	1	1	1
Last Prin Pay	283	148	113	74	53

Class B-2 To Maturity

	5 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	16.21	8.99	6.96	5.03	3.95
MDUR (yr)	12.67	7.72	6.16	4.59	3.67
First Prin Pay	1	1	1	1	1
Last Prin Pay	359	359	359	359	359

Class B-3 To Optional Call Date

	5 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	15.66	8.09	6.19	4.40	3.38
MDUR (yr)	11.99	6.97	5.50	4.02	3.14
First Prin Pay	1	1	1	1	1
Last Prin Pay	283	148	113	74	53

Class B-3 To Maturity

	5 CPR	15 CPR	20 CPR	30 CPR	40 CPR
WAL (yr)	16.21	8.99	6.96	5.03	3.95
MDUR (yr)	12.26	7.52	6.00	4.49	3.59
First Prin Pay	1	1	1	1	1
Last Prin Pay	359	359	359	359	359

Mortgage Loan Statistics
As of the Cut-off Date

Total Current Balance:	$1,180,683,237					
Number Of Loans:	4,100					
			Minimum		**Maximum**	
Average Current Balance:	$287,971.52		$49,748.98		$2,793,887.78	
Average Original Balance:	$288,724.94		$50,000.00		$2,800,000.00	
Weighted Average Current Mortgage Rate:	4.447	%	3.431	%	6.331	%
Weighted Average Gross Margin:	3.066	%	2.050	%	4.950	%
Weighted Average Maximum Mortgage Rate:	9.913	%	8.950	%	9.950	%
Weighted Average Original LTV Ratio:	71.30	%	12.94	%	95.00	%
Weighted Average Negative Amortization Limit:	110.00	%	110.00	%	110.00	%
Weighted Average Payment Cap:	7.50	%	7.50	%	7.50	%
Weighted Average Recast Frequency:	60		60		60	
Weighted Average Credit Score:	710		620		820	
Weighted Average Original Term:	360	months	360	months	360	months
Weighted Average Remaining Term:	358	months	353	months	359	months
Weighted Average Months To Roll:	1	months	1	months	1	months
Weighted Average Rate Adjustment Frequency:	1	months	1	months	1	months
First Payment Date:			Feb 01, 2004		Aug 01, 2004	
Maturity Date:			Jan 01, 2034		Jul 01, 2034	
Top State Concentrations ($):	54.46 % California, 7.39 % Florida, 6.07 % New Jersey					
Maximum Zip Code Concentration ($):	0.52 % 92679					

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
MTA	4,100	1,180,683,237.28	100.00
Total	4,100	1,180,683,237.28	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
49,749 - 50,000	1	49,748.98	0.00
50,001 - 100,000	204	17,035,661.23	1.44
100,001 - 150,000	548	70,190,539.06	5.94
150,001 - 200,000	630	110,804,487.51	9.38
200,001 - 250,000	654	148,171,822.99	12.55
250,001 - 300,000	548	151,495,588.52	12.83
300,001 - 350,000	419	136,439,724.78	11.56
350,001 - 400,000	328	123,174,429.00	10.43
400,001 - 450,000	222	94,430,208.08	8.00
450,001 - 500,000	202	96,338,494.62	8.16
500,001 - 550,000	98	51,306,492.79	4.35
550,001 - 600,000	62	35,715,509.80	3.02
600,001 - 650,000	85	53,331,919.25	4.52
650,001 - 700,000	21	14,322,180.05	1.21
700,001 - 750,000	23	16,800,352.55	1.42
750,001 - 800,000	8	6,252,234.30	0.53
800,001 - 850,000	7	5,815,527.87	0.49
850,001 - 900,000	10	8,750,262.78	0.74
900,001 - 950,000	5	4,619,251.30	0.39
950,001 - 1,000,000	9	8,821,155.75	0.75
1,050,001 - 1,100,000	1	1,097,480.06	0.09
1,100,001 - 1,150,000	3	3,386,674.05	0.29
1,300,001 - 1,350,000	1	1,308,447.35	0.11
1,400,001 - 1,450,000	1	1,429,816.98	0.12
1,450,001 - 1,500,000	3	4,455,159.48	0.38
1,750,001 - 1,800,000	1	1,784,341.10	0.15
1,850,001 - 1,900,000	1	1,895,647.39	0.16
1,900,001 - 1,950,000	1	1,945,419.02	0.16
1,950,001 - 2,000,000	1	1,995,418.30	0.17
2,300,001 - 2,350,000	1	2,306,493.90	0.20
2,400,001 - 2,450,000	1	2,418,860.66	0.20
2,750,001 - 2,793,888	1	2,793,887.78	0.24
Total	4,100	1,180,683,237.28	100.00

CURRENT MORTGAGE RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.431 - 3.500	7	3,162,176.09	0.27
3.501 - 3.750	70	24,826,226.37	2.10
3.751 - 4.000	457	164,198,685.82	13.91
4.001 - 4.250	480	151,008,712.60	12.79
4.251 - 4.500	870	241,122,704.39	20.42
4.501 - 4.750	1,367	369,516,477.70	31.30
4.751 - 5.000	709	186,272,214.82	15.78
5.001 - 5.250	82	24,170,877.20	2.05
5.251 - 5.500	35	9,713,346.25	0.82
5.501 - 5.750	19	5,289,728.81	0.45
5.751 - 6.000	2	751,839.18	0.06
6.001 - 6.250	1	359,175.29	0.03
6.251 - 6.331	1	291,072.76	0.02
Total	4,100	1,180,683,237.28	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	4,100	1,180,683,237.28	100.00
Total	4,100	1,180,683,237.28	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
353	1	78,058.21	0.01
355	4	1,551,279.02	0.13
356	14	3,804,645.94	0.32
357	259	74,502,113.38	6.31
358	2,016	583,900,668.64	49.45
359	1,806	516,846,472.09	43.78
Total	4,100	1,180,683,237.28	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	2,752	794,669,926.23	67.31
PUD	766	237,297,424.77	20.10
Condominium	389	96,755,159.61	8.19
Two-Four Family	144	40,723,583.14	3.45
Townhouse	49	11,237,143.53	0.95
Total	4,100	1,180,683,237.28	100.00

PURPOSE CODE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	2,107	600,326,164.42	50.85
Purchase	1,101	353,090,425.35	29.91
Rate/Term Refinance	892	227,266,647.51	19.25
Total	4,100	1,180,683,237.28	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	3,758	1,103,717,159.56	93.48
Investor	247	52,543,396.56	4.45
Second Home	95	24,422,681.16	2.07
Total	4,100	1,180,683,237.28	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Stated Documentation	2,105	664,193,332.44	56.25
Full/Alternate	1,099	281,192,582.80	23.82
No Income / No Asset	592	160,089,156.31	13.56
Fast Forward	256	64,726,948.37	5.48
Limited Documentation	48	10,481,217.36	0.89
Total	4,100	1,180,683,237.28	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	3,442	971,684,164.21	82.30
Silent Second	658	208,999,073.07	17.70
Total	4,100	1,180,683,237.28	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.050 - 2.250	30	11,229,640.45	0.95
2.251 - 2.500	256	94,273,936.47	7.98
2.501 - 2.750	543	182,268,104.89	15.44
2.751 - 3.000	628	187,132,822.59	15.85
3.001 - 3.250	1,219	321,889,582.79	27.26
3.251 - 3.500	1,133	304,909,970.62	25.82
3.501 - 3.750	209	55,315,750.27	4.69
3.751 - 4.000	41	12,687,731.07	1.07
4.001 - 4.250	32	8,247,204.37	0.70
4.251 - 4.500	7	2,078,245.71	0.18
4.501 - 4.750	1	359,175.29	0.03
4.751 - 4.950	1	291,072.76	0.02
Total	4,100	1,180,683,237.28	100.00

MAXIMUM MORTGAGE RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
8.950 - 9.000	140	43,490,678.85	3.68
9.751 - 9.950	3,960	1,137,192,558.43	96.32
Total	4,100	1,180,683,237.28	100.00

ORIGINAL LTV RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
12.94 - 15.00	3	488,756.88	0.04
15.01 - 20.00	8	906,624.35	0.08
20.01 - 25.00	7	3,453,385.55	0.29
25.01 - 30.00	20	3,300,253.17	0.28
30.01 - 35.00	29	5,982,428.67	0.51
35.01 - 40.00	52	11,951,754.54	1.01
40.01 - 45.00	63	15,124,047.73	1.28
45.01 - 50.00	127	30,188,702.06	2.56
50.01 - 55.00	141	40,943,843.20	3.47
55.01 - 60.00	224	64,164,355.76	5.43
60.01 - 65.00	275	87,241,420.87	7.39
65.01 - 70.00	458	155,995,467.02	13.21
70.01 - 75.00	1,044	306,716,754.75	25.98
75.01 - 80.00	1,474	419,134,286.14	35.50
80.01 - 85.00	50	10,065,218.71	0.85
85.01 - 90.00	46	9,940,939.03	0.84
90.01 - 95.00	78	14,895,408.78	1.26
95.01 - 95.00	1	189,590.07	0.02
Total	4,100	1,180,683,237.28	100.00

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
620 - 625	68	19,797,706.58	1.68
626 - 650	409	115,332,997.90	9.77
651 - 675	609	175,292,512.97	14.85
676 - 700	754	225,324,799.16	19.08
701 - 725	671	194,378,494.57	16.46
726 - 750	622	185,999,941.32	15.75
751 - 775	547	152,889,755.82	12.95
776 - 800	345	95,732,923.15	8.11
801 - 820	75	15,934,105.81	1.35
Total	4,100	1,180,683,237.28	100.00

PREPAY PENALTY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	224	73,935,465.97	6.26
12	517	192,773,615.40	16.33
36	3,359	913,974,155.91	77.41
Total	4,100	1,180,683,237.28	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
California	1,872	642,960,809.74	54.46
Florida	399	87,225,819.67	7.39
New Jersey	244	71,717,606.86	6.07
New York	118	39,403,127.66	3.34
Colorado	142	34,324,533.32	2.91
Illinois	119	28,755,390.48	2.44
Michigan	132	27,273,056.63	2.31
Virginia	89	22,958,461.53	1.94
Nevada	88	20,473,048.75	1.73
Minnesota	98	20,443,572.68	1.73
Connecticut	67	19,631,009.40	1.66
Maryland	60	17,542,835.00	1.49
Washington	72	17,185,159.88	1.46
Massachusetts	57	15,800,163.51	1.34
Arizona	61	15,586,329.33	1.32
Texas	69	12,235,706.92	1.04
Oregon	50	10,714,118.31	0.91
Ohio	52	10,301,256.63	0.87
Pennsylvania	34	7,855,270.22	0.67
Hawaii	17	6,197,105.70	0.52
Georgia	29	5,943,927.04	0.50
Delaware	23	4,522,101.55	0.38
Utah	21	4,336,618.96	0.37
Missouri	29	4,271,200.23	0.36
Tennessee	13	3,891,003.76	0.33
Wisconsin	19	3,635,405.67	0.31
South Carolina	14	3,512,919.88	0.30
Kansas	19	3,439,682.70	0.29
Rhode Island	16	3,004,096.17	0.25
North Carolina	9	2,386,343.41	0.20
Louisiana	5	1,593,366.87	0.13

(Continued on the next page)

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alaska	8	1,339,631.43	0.11
Oklahoma	5	1,075,436.70	0.09
Arkansas	3	944,054.12	0.08
Nebraska	6	923,764.72	0.08
Idaho	5	911,715.31	0.08
Maine	4	878,979.47	0.07
Vermont	3	802,092.74	0.07
New Hampshire	3	725,976.49	0.06
Indiana	6	651,276.01	0.06
New Mexico	3	632,559.91	0.05
Kentucky	3	559,892.39	0.05
District of Columbia	3	550,219.10	0.05
Iowa	3	454,479.09	0.04
Montana	2	399,364.16	0.03
West Virginia	2	301,308.17	0.03
Mississippi	2	248,910.69	0.02
Alabama	2	162,528.32	0.01
Total	4,100	1,180,683,237.28	100.00

Group I Mortgage Loan Statistics
As of the Cut-off Date

			Minimum		Maximum	
Total Current Balance:	$375,335,268					
Number Of Loans:	1,827					
Average Current Balance:	$205,438.02		$50,590.14		$456,950.79	
Average Original Balance:	$205,946.76		$51,000.00		$458,000.00	
Weighted Average Current Mortgage Rate:	4.507	%	3.481	%	5.731	%
Weighted Average Gross Margin:	3.126	%	2.100	%	4.350	%
Weighted Average Maximum Mortgage Rate:	9.915	%	8.950	%	9.950	%
Weighted Average Original LTV Ratio:	71.29	%	12.94	%	95.00	%
Weighted Average Negative Amortization Limit:	110.00	%	110.00	%	110.00	%
Weighted Average Payment Cap:	7.50	%	7.50	%	7.50	%
Weighted Average Recast Frequency:	60		60		60	
Weighted Average Credit Score:	711		620		820	
Weighted Average Original Term:	360	months	360	months	360	months
Weighted Average Remaining Term:	358	months	353	months	359	months
Weighted Average Months To Roll:	1	months	1	months	1	months
Weighted Average Rate Adjustment Frequency:	1	months	1	months	1	months
First Payment Date:			Feb 01, 2004		Aug 01, 2004	
Maturity Date:			Jan 01, 2034		Jul 01, 2034	

Top State Concentrations ($): 41.85 % California, 10.57 % Florida, 5.87 % New Jersey

Maximum Zip Code Concentration ($): 0.37 % 95758

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
MTA	1,827	375,335,268.29	100.00
Total	1,827	375,335,268.29	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
50,590 - 100,000	136	11,410,834.23	3.04
100,001 - 150,000	349	44,887,864.59	11.96
150,001 - 200,000	402	70,996,240.54	18.92
200,001 - 250,000	410	92,844,877.06	24.74
250,001 - 300,000	351	97,137,589.18	25.88
300,001 - 350,000	165	52,351,117.86	13.95
350,001 - 400,000	5	1,853,315.48	0.49
400,001 - 450,000	7	2,943,169.41	0.78
450,001 - 456,951	2	910,259.94	0.24
Total	1,827	375,335,268.29	100.00

CURRENT MORTGAGE RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.481 - 3.500	3	505,154.75	0.13
3.501 - 3.750	21	4,693,397.17	1.25
3.751 - 4.000	138	29,453,176.36	7.85
4.001 - 4.250	208	43,521,305.68	11.60
4.251 - 4.500	415	85,629,149.01	22.81
4.501 - 4.750	637	130,064,467.29	34.65
4.751 - 5.000	345	70,231,986.91	18.71
5.001 - 5.250	39	7,203,631.55	1.92
5.251 - 5.500	13	2,252,939.54	0.60
5.501 - 5.731	8	1,780,060.03	0.47
Total	1,827	375,335,268.29	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	1,827	375,335,268.29	100.00
Total	1,827	375,335,268.29	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
353	1	78,058.21	0.02
355	1	402,962.02	0.11
356	8	1,574,863.30	0.42
357	110	22,999,515.64	6.13
358	902	183,869,317.92	48.99
359	805	166,410,551.20	44.34
Total	1,827	375,335,268.29	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,199	245,875,898.04	65.51
PUD	327	68,209,192.41	18.17
Condominium	200	38,967,672.08	10.38
Two-Four Family	73	17,280,721.97	4.60
Townhouse	28	5,001,783.79	1.33
Total	1,827	375,335,268.29	100.00

PURPOSE CODE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	971	204,797,495.58	54.56
Purchase	427	89,732,375.70	23.91
Rate/Term Refinance	429	80,805,397.01	21.53
Total	1,827	375,335,268.29	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	1,656	345,019,198.32	91.92
Investor	123	21,590,377.65	5.75
Second Home	48	8,725,692.32	2.32
Total	1,827	375,335,268.29	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Stated Documentation	845	180,859,983.29	48.19
Full/Alternate	545	105,942,627.82	28.23
No Income / No Asset	286	59,381,240.99	15.82
Fast Forward	124	24,070,564.09	6.41
Limited Documentation	27	5,080,852.10	1.35
Total	1,827	375,335,268.29	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	1,569	319,407,372.76	85.10
Silent Second	258	55,927,895.53	14.90
Total	1,827	375,335,268.29	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.100 - 2.250	10	2,022,065.17	0.54
2.251 - 2.500	76	17,045,622.83	4.54
2.501 - 2.750	193	40,595,091.56	10.82
2.751 - 3.000	288	60,326,677.16	16.07
3.001 - 3.250	582	117,014,404.94	31.18
3.251 - 3.500	551	115,365,583.58	30.74
3.501 - 3.750	96	16,763,608.72	4.47
3.751 - 4.000	14	2,987,300.34	0.80
4.001 - 4.250	14	2,271,348.86	0.61
4.251 - 4.350	3	943,565.13	0.25
Total	1,827	375,335,268.29	100.00

MAXIMUM MORTGAGE RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
8.950 - 9.000	63	13,260,830.12	3.53
9.751 - 9.950	1,764	362,074,438.17	96.47
Total	1,827	375,335,268.29	100.00

ORIGINAL LTV RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
12.94 - 15.00	2	164,574.42	0.04
15.01 - 20.00	7	843,769.02	0.22
20.01 - 25.00	6	1,034,524.89	0.28
25.01 - 30.00	11	1,446,143.85	0.39
30.01 - 35.00	16	2,814,363.06	0.75
35.01 - 40.00	24	4,453,406.38	1.19
40.01 - 45.00	36	6,371,184.97	1.70
45.01 - 50.00	60	10,988,394.89	2.93
50.01 - 55.00	63	11,674,219.62	3.11
55.01 - 60.00	107	21,748,057.77	5.79
60.01 - 65.00	109	24,528,367.29	6.54
65.01 - 70.00	171	35,288,182.71	9.40
70.01 - 75.00	484	105,792,230.04	28.19
75.01 - 80.00	635	130,741,099.63	34.83
80.01 - 85.00	25	4,528,586.22	1.21
85.01 - 90.00	27	5,058,659.79	1.35
90.01 - 95.00	44	7,859,503.74	2.09
Total	1,827	375,335,268.29	100.00

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
620 - 625	26	5,426,705.66	1.45
626 - 650	170	34,984,171.63	9.32
651 - 675	274	56,357,962.38	15.02
676 - 700	347	72,499,351.15	19.32
701 - 725	288	59,562,952.23	15.87
726 - 750	266	54,880,650.66	14.62
751 - 775	240	49,618,009.60	13.22
776 - 800	169	33,760,599.37	8.99
801 - 820	47	8,244,865.61	2.20
Total	1,827	375,335,268.29	100.00

PREPAY PENALTY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	78	17,219,063.88	4.59
12	165	37,351,993.53	9.95
36	1,584	320,764,210.88	85.46
Total	1,827	375,335,268.29	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
California	676	157,059,247.35	41.85
Florida	227	39,660,680.59	10.57
New Jersey	97	22,025,656.40	5.87
Colorado	82	15,354,555.03	4.09
Michigan	71	12,260,987.82	3.27
Illinois	63	12,184,466.02	3.25
New York	46	11,883,043.62	3.17
Nevada	52	10,676,802.60	2.84
Minnesota	52	9,271,372.46	2.47
Washington	39	7,910,551.73	2.11
Virginia	35	7,298,663.49	1.94
Texas	39	6,092,541.65	1.62
Oregon	28	5,903,271.70	1.57
Arizona	32	5,876,054.95	1.57
Maryland	29	5,870,222.11	1.56
Massachusetts	24	5,580,117.67	1.49
Connecticut	26	4,547,292.43	1.21
Ohio	28	4,064,881.86	1.08
Georgia	18	3,906,776.78	1.04
Hawaii	10	3,160,434.00	0.84
Pennsylvania	17	3,006,842.15	0.80
Missouri	20	2,604,103.47	0.69
Kansas	12	2,277,731.14	0.61
Rhode Island	12	2,210,754.48	0.59
Wisconsin	13	1,812,452.58	0.48
Delaware	11	1,782,376.20	0.47
Utah	11	1,519,133.44	0.40
Tennessee	7	1,423,161.40	0.38
South Carolina	6	1,228,520.01	0.33
North Carolina	6	1,116,270.75	0.30
Alaska	3	579,951.12	0.15
Arkansas	2	485,884.36	0.13
Oklahoma	4	472,439.93	0.13
Vermont	2	463,767.93	0.12
Iowa	3	454,479.09	0.12
Maine	2	437,992.03	0.12
Nebraska	3	419,363.62	0.11
Louisiana	3	392,637.17	0.10
Idaho	2	365,529.47	0.10
Indiana	3	329,943.95	0.09

(Continued on the next page)

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Kentucky	2	295,358.56	0.08
New Mexico	2	289,347.97	0.08
Mississippi	2	248,910.69	0.07
Alabama	2	162,528.32	0.04
District of Columbia	1	147,283.93	0.04
West Virginia	1	135,688.45	0.04
Montana	1	85,195.82	0.02
Total	1,827	375,335,268.29	100.00

Group II Mortgage Loan Statistics
As of the Cut-off Date

Total Current Balance:	$805,347,969					
Number Of Loans:	2,273					
			Minimum		**Maximum**	
Average Current Balance:	$354,310.59		$49,748.98		$2,793,887.78	
Average Original Balance:	$355,260.67		$50,000.00		$2,800,000.00	
Weighted Average Current Mortgage Rate:	4.420	%	3.431	%	6.331	%
Weighted Average Gross Margin:	3.039	%	2.050	%	4.950	%
Weighted Average Maximum Mortgage Rate:	9.912	%	8.950	%	9.950	%
Weighted Average Original LTV Ratio:	71.31	%	13.83	%	95.00	%
Weighted Average Negative Amortization Limit:	110.00	%	110.00	%	110.00	%
Weighted Average Payment Cap:	7.50	%	7.50	%	7.50	%
Weighted Average Recast Frequency:	60		60		60	
Weighted Average Credit Score:	709		620		816	
Weighted Average Original Term:	360	months	360	months	360	months
Weighted Average Remaining Term:	358	months	355	months	359	months
Weighted Average Months To Roll:	1	months	1	months	1	months
Weighted Average Rate Adjustment Frequency:	1	months	1	months	1	months
First Payment Date:			Apr 01, 2004		Aug 01, 2004	
Maturity Date:			Mar 01, 2034		Jul 01, 2034	
Top State Concentrations ($):	60.33 % California, 6.17 % New Jersey, 5.91 % Florida					
Maximum Zip Code Concentration ($):	0.76 % 92679					

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
MTA	2,273	805,347,968.99	100.00
Total	2,273	805,347,968.99	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
49,749 - 50,000	1	49,748.98	0.01
50,001 - 100,000	68	5,624,827.00	0.70
100,001 - 150,000	199	25,302,674.47	3.14
150,001 - 200,000	228	39,808,246.97	4.94
200,001 - 250,000	244	55,326,945.93	6.87
250,001 - 300,000	197	54,357,999.34	6.75
300,001 - 350,000	254	84,088,606.92	10.44
350,001 - 400,000	323	121,321,113.52	15.06
400,001 - 450,000	215	91,487,038.67	11.36
450,001 - 500,000	200	95,428,234.68	11.85
500,001 - 550,000	98	51,306,492.79	6.37
550,001 - 600,000	62	35,715,509.80	4.43
600,001 - 650,000	85	53,331,919.25	6.62
650,001 - 700,000	21	14,322,180.05	1.78
700,001 - 750,000	23	16,800,352.55	2.09
750,001 - 800,000	8	6,252,234.30	0.78
800,001 - 850,000	7	5,815,527.87	0.72
850,001 - 900,000	10	8,750,262.78	1.09
900,001 - 950,000	5	4,619,251.30	0.57
950,001 - 1,000,000	9	8,821,155.75	1.10
1,050,001 - 1,100,000	1	1,097,480.06	0.14
1,100,001 - 1,150,000	3	3,386,674.05	0.42
1,300,001 - 1,350,000	1	1,308,447.35	0.16
1,400,001 - 1,450,000	1	1,429,816.98	0.18
1,450,001 - 1,500,000	3	4,455,159.48	0.55
1,750,001 - 1,800,000	1	1,784,341.10	0.22
1,850,001 - 1,900,000	1	1,895,647.39	0.24
1,900,001 - 1,950,000	1	1,945,419.02	0.24
1,950,001 - 2,000,000	1	1,995,418.30	0.25
2,300,001 - 2,350,000	1	2,306,493.90	0.29
2,400,001 - 2,450,000	1	2,418,860.66	0.30
2,750,001 - 2,793,888	1	2,793,887.78	0.35
Total	2,273	805,347,968.99	100.00

CURRENT MORTGAGE RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.431 - 3.500	4	2,657,021.34	0.33
3.501 - 3.750	49	20,132,829.20	2.50
3.751 - 4.000	319	134,745,509.46	16.73
4.001 - 4.250	272	107,487,406.92	13.35
4.251 - 4.500	455	155,493,555.38	19.31
4.501 - 4.750	730	239,452,010.41	29.73
4.751 - 5.000	364	116,040,227.91	14.41
5.001 - 5.250	43	16,967,245.65	2.11
5.251 - 5.500	22	7,460,406.71	0.93
5.501 - 5.750	11	3,509,668.78	0.44
5.751 - 6.000	2	751,839.18	0.09
6.001 - 6.250	1	359,175.29	0.04
6.251 - 6.331	1	291,072.76	0.04
Total	2,273	805,347,968.99	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	2,273	805,347,968.99	100.00
Total	2,273	805,347,968.99	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
355	3	1,148,317.00	0.14
356	6	2,229,782.64	0.28
357	149	51,502,597.74	6.40
358	1,114	400,031,350.72	49.67
359	1,001	350,435,920.89	43.51
Total	2,273	805,347,968.99	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,553	548,794,028.19	68.14
PUD	439	169,088,232.36	21.00
Condominium	189	57,787,487.53	7.18
Two-Four Family	71	23,442,861.17	2.91
Townhouse	21	6,235,359.74	0.77
Total	2,273	805,347,968.99	100.00

PURPOSE CODE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	1,136	395,528,668.84	49.11
Purchase	674	263,358,049.65	32.70
Rate/Term Refinance	463	146,461,250.50	18.19
Total	2,273	805,347,968.99	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	2,102	758,697,961.24	94.21
Investor	124	30,953,018.91	3.84
Second Home	47	15,696,988.84	1.95
Total	2,273	805,347,968.99	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Stated Documentation	1,260	483,333,349.15	60.02
Full/Alternate	554	175,249,954.98	21.76
No Income / No Asset	306	100,707,915.32	12.50
Fast Forward	132	40,656,384.28	5.05
Limited Documentation	21	5,400,365.26	0.67
Total	2,273	805,347,968.99	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	1,873	652,276,791.45	80.99
Silent Second	400	153,071,177.54	19.01
Total	2,273	805,347,968.99	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.050 - 2.250	20	9,207,575.28	1.14
2.251 - 2.500	180	77,228,313.64	9.59
2.501 - 2.750	350	141,673,013.33	17.59
2.751 - 3.000	340	126,806,145.43	15.75
3.001 - 3.250	637	204,875,177.85	25.44
3.251 - 3.500	582	189,544,387.04	23.54
3.501 - 3.750	113	38,552,141.55	4.79
3.751 - 4.000	27	9,700,430.73	1.20
4.001 - 4.250	18	5,975,855.51	0.74
4.251 - 4.500	4	1,134,680.58	0.14
4.501 - 4.750	1	359,175.29	0.04
4.751 - 4.950	1	291,072.76	0.04
Total	2,273	805,347,968.99	100.00

MAXIMUM MORTGAGE RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
8.950 - 9.000	77	30,229,848.73	3.75
9.751 - 9.950	2,196	775,118,120.26	96.25
Total	2,273	805,347,968.99	100.00

ORIGINAL LTV RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
13.83 - 15.00	1	324,182.46	0.04
15.01 - 20.00	1	62,855.33	0.01
20.01 - 25.00	1	2,418,860.66	0.30
25.01 - 30.00	9	1,854,109.32	0.23
30.01 - 35.00	13	3,168,065.61	0.39
35.01 - 40.00	28	7,498,348.16	0.93
40.01 - 45.00	27	8,752,862.76	1.09
45.01 - 50.00	67	19,200,307.17	2.38
50.01 - 55.00	78	29,269,623.58	3.63
55.01 - 60.00	117	42,416,297.99	5.27
60.01 - 65.00	166	62,713,053.58	7.79
65.01 - 70.00	287	120,707,284.31	14.99
70.01 - 75.00	560	200,924,524.71	24.95
75.01 - 80.00	839	288,393,186.51	35.81
80.01 - 85.00	25	5,536,632.49	0.69
85.01 - 90.00	19	4,882,279.24	0.61
90.01 - 95.00	34	7,035,905.04	0.87
95.01 - 95.00	1	189,590.07	0.02
Total	2,273	805,347,968.99	100.00

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
620 - 625	42	14,371,000.92	1.78
626 - 650	239	80,348,826.27	9.98
651 - 675	335	118,934,550.59	14.77
676 - 700	407	152,825,448.01	18.98
701 - 725	383	134,815,542.34	16.74
726 - 750	356	131,119,290.66	16.28
751 - 775	307	103,271,746.22	12.82
776 - 800	176	61,972,323.78	7.70
801 - 816	28	7,689,240.20	0.95
Total	2,273	805,347,968.99	100.00

PREPAY PENALTY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	146	56,716,402.09	7.04
12	352	155,421,621.87	19.30
36	1,775	593,209,945.03	73.66
Total	2,273	805,347,968.99	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
California	1,196	485,901,562.39	60.33
New Jersey	147	49,691,950.46	6.17
Florida	172	47,565,139.08	5.91
New York	72	27,520,084.04	3.42
Colorado	60	18,969,978.29	2.36
Illinois	56	16,570,924.46	2.06
Virginia	54	15,659,798.04	1.94
Connecticut	41	15,083,716.97	1.87
Michigan	61	15,012,068.81	1.86
Maryland	31	11,672,612.89	1.45
Minnesota	46	11,172,200.22	1.39
Massachusetts	33	10,220,045.84	1.27
Nevada	36	9,796,246.15	1.22
Arizona	29	9,710,274.38	1.21
Washington	33	9,274,608.15	1.15
Ohio	24	6,236,374.77	0.77
Texas	30	6,143,165.27	0.76
Pennsylvania	17	4,848,428.07	0.60
Oregon	22	4,810,846.61	0.60
Hawaii	7	3,036,671.70	0.38
Utah	10	2,817,485.52	0.35
Delaware	12	2,739,725.35	0.34
Tennessee	6	2,467,842.36	0.31
South Carolina	8	2,284,399.87	0.28
Georgia	11	2,037,150.26	0.25
Wisconsin	6	1,822,953.09	0.23
Missouri	9	1,667,096.76	0.21
North Carolina	3	1,270,072.66	0.16
Louisiana	2	1,200,729.70	0.15
Kansas	7	1,161,951.56	0.14
Rhode Island	4	793,341.69	0.10

(Continued on the next page)

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alaska	5	759,680.31	0.09
New Hampshire	3	725,976.49	0.09
Oklahoma	1	602,996.77	0.07
Idaho	3	546,185.84	0.07
Nebraska	3	504,401.10	0.06
Arkansas	1	458,169.76	0.06
Maine	2	440,987.44	0.05
District of Columbia	2	402,935.17	0.05
New Mexico	1	343,211.94	0.04
Vermont	1	338,324.81	0.04
Indiana	3	321,332.06	0.04
Montana	1	314,168.34	0.04
Kentucky	1	264,533.83	0.03
West Virginia	1	165,619.72	0.02
Total	2,273	805,347,968.99	100.00